Exhibit 99.2

DIGIHOST TECHNOLOGY INC.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2021

Notification to Reader on Restated MD&A

The Company is amending its Management’s Discussion & Analysis for the interim period ended September 30, 2021 (the “Restated MD&A”). The Company has prepared the Restated MD&A as a result of the amending and restating of the Company’s Restated Financial Statements, together with the accompanying notes thereto.

The Restated Financial Statements and Restated MD&A (collectively, the “Restatements”) have been prepared as a result of the re-assessment of existing timing differences and corresponding deferred tax liability. As a result, the Company had a net loss of $771,154, compared to the previously reported net income of $762,931, for the three months ended September 30, 2021, and had a net loss of$977,046, compared to the previously reported net income of $521,039, for the nine months ended September 30, 2021. Furthermore, at September 30, 2021, total liabilities were $7,501,696, rather than the previously reported$5,493,626, and total shareholders’ equity was $66,978,402, rather than the previously reported $68,986,473. The restatements had no impact on the Company’s record revenue from digital currency mining, gross profit, operating income, EBITDA or adjusted EBITDA for both the three and nine months ended September 30, 2021, on the Company’s cash flows for the nine months ended September 30, 2021, or on the Company’s cash or total assets at September 30, 2021.

For further detail regarding the amendments, please refer to the Restated Financial Statements under Note 3 and Note 19, and review the entirety of the Restatements so as to appreciate the impact of this revision.

The Management’s Discussion & Analysis that was originally filed by the Company on SEDAR on October 21, 2021, is replaced and superseded by this Restated MD&A. Such previously filed Management’s Discussion & Analysis should be disregarded.

DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

Introduction

The following management’s discussion & analysis (“MD&A”) of the financial condition and results of operations of Digihost Technology Inc. (the “Company” or “Digihost”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine month periods ended September 30, 2021. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2020, and 2019, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s consolidated financial statements and the financial information contained in this MD&A, unless otherwise indicated, are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. Information contained herein is presented as of January 12, 2022, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Company’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Information about the Company and its operations can be obtained from the offices of the Company or on the System for Electronic Documents Analysis and Retrieval (“SEDAR”) and is available for review under the Company’s profile on the SEDAR website (www.sedar.com).

COVID-19

Since the beginning of 2020, the outbreak of the novel strain of coronavirus known as “COVID-19” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The Company’s employees, directors and consultants have fortunately not had any known cases of COVID-19. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

Description of Business

Digihost and its US operating subsidiary (together “Digihost” or the “Company”) is a blockchain technology company currently focussed on bitcoin mining. The Company’s growth-oriented strategy is to continuously exploit opportunities that increase mining hash rate, reduce energy costs through favourable contracts and vertical integration, and increase the Company’s inventory of coins mined and held. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet of usable space and a 115,000 KVA outdoor substation under lease with an option to lease additional space totaling 240,000 square feet. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

The Company’s operating strengths include the following:

●	Data: Digihost utilizes low-cost power and infrastructure in upstate New York and currently operates approximately 9,000 miners. The Company is in the process of adding an additional 18MW to its existing facility.

●	Acquisitions: Focused on sourcing industry-low energy costs through the acquisition of independent power plants.

●	Currently working through the approval process to complete the acquisition of a 60MW independent power project in upstate New York to accommodate approximately 17,000 new miners.

The head office of the Company is located at 1001 East Delavan Avenue, Buffalo, New York, 14215.

Recent Highlights

Financings

On February 19, 2021, the Company announced the closing of a non-brokered private placement financing for aggregate gross proceeds of CAD$4,000,000. Pursuant to the financing, the Company issued 4,938,271 subordinate voting shares of the Company at a price of CAD $0.81 per share. (Can you please put the bullet back in, thx)

●	On March 17, 2021, the Company announced the closing of a private placement of 9,363,296 units at a price of CAD$2.67 per unit for gross proceeds of CAD$25 million. Each unit consists of one subordinate voting shares and one warrant to purchase one subordinate voting shares. The warrants have an exercise price of CAD$3.14 per share and an exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the offering and (ii) 749,064 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$3.3375 at any time for a period of three years from the issuance date.

●	On April 6, 2021, the Company announced the closing of a private placement of 11,682,243 units at a price of CAD$2.14 per unit for gross proceeds of CAD$25 million. Each unit consisted of one subordinate voting share and one warrant to purchase one subordinate voting share, at a purchase price of CAD$2.37 per share. The warrants have an exercise period of four years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the Offering and (ii) 934,579 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$2.675 at any time for a period of four years from the issuance date.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

●	On June 21, 2021, the Company announced the closing of a non-brokered private placement of 8,333,336 units at a price of CAD$1.80 per unit for gross proceeds of CAD$15 million. Each unit consists of 8,333,336 subordinate voting shares of the Company and warrants to purchase 6,250,002 subordinate voting shares. The warrants have an exercise price of CAD$1.99 per subordinate voting share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,164,466 and 666,667 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$2.25 at any time for a period of three years from the issuance date.

Acquisitions and Joint Ventures

●	On March 24, 2021, the Company announced the signing of a binding agreement for the purchase of a 60 MW power plant (“Digifactory1”) located in upper New York state, bringing the Company’s total power capacity to approximately 102 MW.

Under the terms of the agreement, the Company will pay to the vendor cash consideration of US$3,500,000 and issue to the vendor 437,318 common shares of the Company with a deemed value of US$750,000 (US$1.72 per share).

The transaction is subject to New York regulatory approval as well as the approval of the TSX Venture Exchange. The securities issuable in connection therewith will be subject to a statutory four month and a day hold period.

●	On March 29, 2021, the Company announced the acquisition of 700 Bitmain S17+ 76TH miners for a total purchase price of $2.975 million, that increased the Company’s hashrate by 50PH, or approximately 20% in the second quarter of 2021.

●	On May 14, 2021, the Company announced that it had signed a definitive purchase agreement to acquire approximately 9,900 high-performance Bitcoin miners that will increase the Company’s current hashrate by approximately 925PH to approximately 1.2 EH, with delivery of the Miners to occur between November of this year and the Q1 of 2022.

The Miners have been sourced from Northern Data AG, a leading infrastructure supplier for BTC mining and other high-performance computing infrastructure solutions.

Pursuant to the terms of the Purchase Agreement, the Company has concurrently entered into a hosting agreement”) with Northern Data in connection with the Miners, whereby Northern Data will provide services to the Company including the installation and hosting of the Miners in proprietary pre-manufactured performance optimized mobile data centers to be located at Digihost’s company-owned facility. Miners associated with this agreement began arriving at the Company’s premises for setup in October 2021. Both parties are in advanced discussions to expand the Purchase Agreement beyond the initial 9,900 Miners up to a total of 30,000 miners, giving Digihost the potential to increase its current hashrate to approximately 3.0EH.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

●	On June 10, 2021, that it had entered into a strategic co-mining agreement with Bit Digital USA, Inc (“BTBT) (Nasdaq: BTBT). Pursuant to the terms of the agreement, the Company will provide certain premises to BTBT for the purpose of the operation and storage of a 20 MW bitcoin mining system to be delivered by BTBT, and the Company will also provide services to maintain the premises for a term of two years. Miners under this agreement are expected to begin arriving in Q1 of 2022. The collaboration between Digihost and BTBT is expected to generate an increase in hashrate of approximately 400 PH between the companies.

●	On July 26, 2021, the Company and BTBT announced that they had entered into a second strategic co-mining agreement. Pursuant to the terms of the agreement, Digihost will provide certain premises to Bit Digital for the operation of a 100 MW bitcoin mining system to be delivered by Bit Digital for a term of two years. This expanded collaboration between Digihost and Bit Digital is expected to facilitate an additional increase in hashrate of approximately 2 EH between the companies, and a total increase in hashrate between the two companies of approximately 2.4 EH including the initial collaboration agreement. Miners under this agreement are expected to begin arriving in the second half of 2022.

Under the terms of the agreements, the Company will provide power for the operation of the miners and will also provide management services necessary to maintain 95% uptime on the miners. In consideration for these services, after paying Digihost a very competitive rate for power, Digihost and BTBT will participate in a profit-sharing arrangement based on a fixed distribution formula.

Mining Operations

As of September 30, 2021, the Company held a total of 452.24 bitcoins. During the first nine months of 2021, Digihost mined a total of 348.25 bitcoins, with 133.02 bitcoins mined during Q3 2021, 109.97 bitco mined during Q2 2021 and 105.26 BTC mined during Q1 2021.

During May 2021, the Company elected to differentiate its cryptocurrency holdings by converting approximately 31 BTC into Ethereum (ETH). In September 2021, approximately 32 additional BTC were converted to ETH. As of the date of this MD&A, Digihost holds 1,000.89 ETH in its inventory, which at the approximate Ethereum price of $4,150 per ETH, values the Ethereum holdings at approximately $4,153,700.

As of the date of this MD&A, Digihost held 472.58 bitcoins, which at the approximate bitcoin price of $66,000 values the bitcoin inventory at approximately $31,190,300.

NASDAQ Application

As of the date of this MD&A, the Company is currently in the advanced stages of the application process for a listing of its securities on the Nasdaq Stock Exchange (the “NASDAQ”). In conjunction with the application process, the Company filed a registration statement with the Securities and Exchange Commission on June 22, 2021.

On October 5, 2021, the Company announced that it intends to consolidate the outstanding subordinate voting shares and proportionate voting shares of the Company on the basis of three (3) pre-consolidation shares for every one (1) post-consolidation share in order to facilitate a proposed listing of its subordinate voting shares on the Nasdaq Capital Market and satisfy the minimum share price requirement set by Nasdaq. The consolidation ratio is subject to change by the Company based upon the trading value of the shares at the time of consolidation.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

Green Initiative

Currently, 90% of the energy consumed by Digihost operations is from sources that create zero-carbon emissions, with more than 50% of the energy consumed being generated from renewable sources. As Digihost intends to purchase and bring online its own power generation facilities, the Company will focus on powering these facilities using “bridge” power sources for low-carbon or renewable sources of energy where available.

Current Carbon-Netruality Efforts & Initiatives include:

●	100% Carbon Neutral: Digihost plans for 100% of its operations to achieve carbon neutrality with a net-zero footprint by the end of 2025, and 100% renewable by 2030.

●	Digigreen Initiative: A Digihost initiative focused on immediate steps to create sustainable, environmentally, and economically sound in-house practices, distinguishing the Company as an industry leader in lowering/eliminating its carbon footprint while maintaining profitability.

●	Crypto Climate Accord: Digihost has joined a private sector-led initiative for the entire crypto community focused on decarbonizing the cryptocurrency industry in record time.

●	Proof of Green: Digihost has begun initial research into developing proprietary standards for measuring the Company’s carbon impact. Using these standards as an environmental audit tool for the various operations, we will be able to generate accountability reports and to advise Directors and Shareholders on efforts to minimize the Company’s the carbon footprint.

Normal Course Issuer Bid Facility

On December 7, 2020, the Company announced that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 2,003,683 of its subordinate voting shares for cancellation. The Company received acceptance from the TSXV to commence utilizing the facility on December 10, 2020. The facility will terminate on December 10, 2021, or on an earlier date in the event that the maximum number of common shares bought pursuant to the facility have been purchased. The Company reserves the right to terminate the facility at any time.

Custodial services for digital currencies

The Company currently custodies approximately 20% of its mined digital currencies with bitFlyer USA Inc. (“bitFlyer USA”) in San Francisco, CA. bitFlyer USA is a subsidiary of bitFlyer Inc., headquartered in Tokyo, Japan, which operates one of the largest Bitcoin exchanges by volume in the world. The Company uses the wallet services of bitFlyer USA, and bitFlyer USA is responsible for holding/safeguarding mined digital currencies. bitFlyer USA is not a Canadian financial institution or foreign equivalent. The Company is not aware of anything with regards to the custodian’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements.

In April 2021, the Company transferred all of its coin previously held by other custodial parties into cold storage wallets. In total, as of the date of this MD&A, Digihost has approximately 194 coins held in a number of cold storage wallets.

During April 2021, the Company was approved for an account with Gemini Trust Company, LLC (Gemini). Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store its digital assets. As of the date of this MD&A, the Company has holdings of 187.89 BTC and 1000.89 ETH coins in its Gemini account.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

The Company performs credit due diligence in the normal course of business when beginning a relationship with counterparties, as well as during on-going business activities. The Company has not been able to insure its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance cover.

Selected Financial Information

	Period ended September 30, 2021 ($)	Year ended December 31, 2020 ($)	Year ended December 31, 2019 ($)
Revenue	15,365,382	3,553,362	nil
Net income (loss)	(977,046)	(5,190,713)	(269,968)
Net income (loss) per share – basic and diluted	(0.02)	(0.15)	(742)

	Period ended September 30, 2021 ($)	As at December 31, 2020 ($)	As at December 31, 2019 ($)
Total assets	74,480,099	16,519,601	3,897,511
Total long-term liabilities	4,414,069	3,003,037	nil

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters prepared in accordance with IFRS is as follows:

		Net Income or (Loss)
Three Months Ended	Revenues ($)	Total ($)	Per Share - Basic ($)	Per Share - Diluted ($)
2021-September 30	5,485,754	(771,154)	(0.02)	(0.02)
2021-June 30	5,112,553	(278,849)	(0.00)	(0.00)
2021-March 31	4,767,075	72,957	0.00	0.00
2020-December 31	1,187,362	(959,580)	(0.02)	(0.02)
2020-September 30	437,813	(2,171,782)	(0.05)	(0.05)
2020-June 30	1,089,877	(1,293,527)	(0.03)	(0.03)
2020-March 31	838,310	(765,824)	(0.04)	(0.04)
2019-December 31	—	(80,692)	(40,346)	(40,346)

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

Results of Operations

For the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020:

For the nine months ended September 30, 2021, the Company’s net loss was $977,046 compared to a net loss of $3,974,805 for the nine months ended September 30, 2020. The year over year decrease in net loss of $2,997,759 is a result of the following:

●	During the nine months ended September 30, 2021, the Company recognized gross profit of $7,768,182 as a result of the mining of digital currencies from its cryptocurrency mining operations as opposed to a net loss of $3,011,733 in the prior year.

●	As an offset to net income, during the nine months ended September 30, 2021, the Company recorded share-based compensation of $6,538,261 (2020: $693,999). This represents the expense associated with the vesting of stock options during the periods.

Liquidity and Financial Position

As of September 30, 2021, the Company had working capital of $37,681,613, which includes cash of $17,286,760 and digital currencies of $22,811,962. The Company commenced earning revenue from digital currency mining in mid-February 2020, however it has limited history and no assurance that historical performance will be indicative of future performance.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to efficiently mine and liquidate digital currencies, manage operational expenses, and raise additional funds through debt or equity financing.

Cash flows

Operating Activities

Cash used in operating activities for the reporting period ended September 30, 2021, was $5,608,397. Cash flows resulted from an increase in accounts payable and digital currencies.

Investing Activities

Cash used in investing activities for the reporting period ended September 30, 2021, was $24,259,559 for the purchase of mining and data centre equipment.

Financing Activities

Cash provided by financing activities for the reporting period ended September 30, 2021, was $47,113,466. The Company received proceeds from a private placement of $50,265,763, made lease payments of $260,679, repaid custodial loans of $3,975,083, repurchased shares of $390,029 and received net funds from loans of $1,473,495.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

ADJUSTED EBITDA – NON-GAAP MEASURE

“Adjusted EBITDA” is a metric used by management which is income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock-based compensation expense, depreciation, and further adjusted to remove acquisition related costs. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

	Nine months ended Sept 30
	2021	2020
	$	$
Loss before other items	(977,046)	(3,974,805)
Share-based compensation	6,538,261	693,999
Taxes	1,498,085	-
Depreciation	2,362,810	2,543,029
Adjusted EBITDA	9,422,110	(737,777)

Loan Receivable (Payable) and Related Party Transactions

Loan receivable from related party

During the year ended December 31, 2019, Nyam, LLC, a company controlled by the Chief Executive Officer (“CEO”) received net loan proceeds of $2,431,655. In February 2020, $2,404,020 of this amount was settled through the purchase of data miners from Nyam. These amounts are non-interest bearing, unsecured and due on demand.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Professional fees (1)	72,239	31,181
Share based compensation(2)	5,248,423	582,959
Total	$5,320,662	$614,140

(1)	In September 2019, Ms. Cindy Davis was appointed Chief Financial Officer of the Company. Ms. Davis is also a senior employee of Marrelli Support Services Inc. (“Marrelli Support”). Marrelli Support also provides accounting services to the Company. On April 29, 2021, Mr. Paul Ciullo was appointed as the Chief Financial Officer replacing Ms. Davis.

(2)	Represents the share-based compensation for officer and directors.

A Surety Bond of $341,000 issued to a supplier is guaranteed by NYAM, LLC, a company controlled by the CEO.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

Share Capital

As September 30, 2021, the Company has 74,709,231 common shares outstanding.

As September 30, 2021, the Company 7,345,491 stock options and 29,645,851 warrants.

Off-Balance Sheet Arrangements

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

Adoption of new accounting policies

(a) Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiary: Digihost International, Inc. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc. is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

(c) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

(d) Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific cryptocurrency mining pool in which it participates. Revenue is measured based on the fair value of the digital currencies received. The fair value is determined using the spot price of the digital currencies on the date of receipt. Digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

(e) Digital currencies

Digital currencies consist of Bitcoin. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital assets are recognized as revenue, the fair value of the bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income. Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digital currencies are measured at fair value using the quoted price on Cryptocompare. Cryptocompare is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

(f) Property, plant, and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Measurement Basis	Amortization Method	Amortization Rate
Data miners	Cost	Straight-line	12 - 36 months
Equipment	Cost	Straight-line	36 - 120 months
Leasehold improvement	Cost	Straight-line	120 months

Property, plant, and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

(g) Intangible assets

intangible assets that qualify for separate recognition are recognized as intangible assets at their fair values. Right of use of an electric power facility is depreciated over 13 years.

(h) Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant, and equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(i) Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	Amounts expected to be payable under any residual value guarantee;

●	The exercise price of any purchase option granted if it is reasonable certain to assess that option;

●	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

●	Lease payments made at or before commencement of the lease;

●	Initial direct costs incurred; and

●	The amount of any provision recognised where the Company is contractually required to dismantle, remove, or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(j) Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(k) Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

Contributed surplus include the value of outstanding warrants and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficits include all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Cumulative translation reserve includes foreign currency translation differences arising from the translation of financial statements of foreign entities into United States dollars.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

(l) Share-based compensation

The granting of stock options to employees, officers, directors, or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of a stock option, the consideration received, and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

Critical accounting judgements, estimates and assumption

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

(ii) Business combination

Management uses judgement to determines whether assets acquired, and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the RTO Transaction in February 2020 (note 3) and concluded that the entity acquired did qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were acquired. Accordingly, the RTO Transaction has been accounted for as a business combination.

(iii) Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

(iv) Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(v) Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Significant estimates

(i) Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii) Useful lives of property, plant, and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

(iii) Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 4) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv) Impairment of goodwill

Goodwill is tested for impairment if there is an indicator of impairment and annually for all CGUs with goodwill. The Company considers both external and internal sources of information for indications that goodwill is impaired. External sources of information we consider include changes in the market and economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of goodwill. Internal sources of information considered include the strategic plans for the Company including estimates of revenue and other indications of economic performance of the assets.

Disclosure of Internal Controls

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized, and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and nine month period ended September 30, 2021

January 12, 2022

Risks and Uncertainties

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume these risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled “Risks and Uncertainties” in the Company’s Annual MD&A for the fiscal year ended December 31, 2020, available on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. In particular, this MD&A contains forward-looking statements pertaining to the following:

●	the impact of the ongoing novel coronavirus disease outbreak (COVID-19) on the business, operations, financial results, and prospects of the Company;

●	the impact of the Bitcoin Halving in May 2020 on the price of BTC and the normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels;

●	future debt levels, financial capacity, liquidity, and capital resources;

●	anticipated future sources of funds to meet working capital requirements;

●	future capital expenditures and contractual commitments;

●	expectations respecting future financial results;

●	expectations regarding benefits of certain transactions and capital investments;

●	the Company’s objectives, strategies, and competitive strengths and growth strategy;

●	expectations with respect to future opportunities;

●	expectations with respect to the Company’s financial position;

●	the Company’s capital expenditure programs and future capital requirements;

●	capital resources and the Company’s ability to raise capital; and

●	industry conditions pertaining to the cryptocurrency industry;

●	the other factors discussed under “Risk Factors”.

This list of factors should not be construed as exhaustive.

Additional Information

Additional information concerning the Company is available on SEDAR at www.sedar.com.

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